Exhibit 99.1

                              musicmaker.com, Inc.
                        c/o Barington Capital Group, L.P.
                               888 Seventh Avenue
                                   17th Floor
                            New York, New York 10019


                                       February 22, 2002


Mr. Gerald Kearby
President and Chief Executive Officer
Liquid Audio, Inc.
800 Chesapeake Drive
Redwood City, CA  94063

Dear Mr. Kearby:

      musicmaker.com, Inc. ("musicmaker") and others in our group are the beneficial owners of an aggregate of approximately 6.5% of Liquid Audio's outstanding common stock. As you know, we have previously written to you, and on one occasion met with you and other members of the Company's management, to express our deep concerns regarding the Company's financial situation and strategic direction.

      In October 2001, we indicated an interest, to which you did not respond, in pursuing a potential acquisition of Liquid Audio at a price we then anticipated could be in the range of $3.00 per share. Unfortunately, we believe the Company's situation has deteriorated further over the past four months.

      However, despite this deterioration, and the fact that the Company's has lost 95% of its equity market value in the last two years and continues to deplete cash rapidly under its current operating strategy, we believe that there is still value inherent in the business and assets of the Company. Accordingly, musicmaker hereby sets forth its willingness to acquire the Company on a negotiated basis, through a merger with an appropriate acquisition entity, for a price of $2.50 per share in cash. This proposal is meaningfully higher than the current market price of the Company's stock, and will provide the Company's stockholders with an immediate opportunity to realize value from their investment in the Company. Our proposal, however, is conditioned upon the satisfactory completion of due diligence, obtaining all necessary consents and approvals, amendment of the Company's shareholders' rights plan, waiver of any other anti-takeover provisions and other customary conditions.

      We urge you to seriously and responsibly consider this proposal, and to schedule a meeting with us promptly. Please contact me at (212) 974-5700.

                                    Respectfully,




                                    James A. Mitarotonda
                                    President and Chief Executive Officer

cc:   Board of Directors
      Liquid Audio, Inc.